Filed by Peoples Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Issuing Company: Peoples Bancorp Inc.
Registration Statement on Form S-4 File No. 333-228745
Subject Company: First Prestonsburg Bancshares Inc.



P.O. BOX 738 - MARIETTA, OHIO - 45750

www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 22, 2019

Contact: John C. Rogers

Chief Financial Officer and Treasurer

(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES 4TH QUARTER EARNINGS AND FULL YEAR NET INCOME FOR 2018

   MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter and year ended December 31, 2018. Net income totaled $13.9 million for the fourth quarter of 2018, representing earnings per diluted common share of $0.71. Earnings per diluted common share were positively impacted by $0.03 per share related to the final impact of the federal income tax rate change recorded during the fourth quarter of 2018, partially offset by $0.01 per share total for acquisition-related expenses and pension settlement charges. In comparison, earnings per diluted common share were $0.65 for the third quarter of 2018 and $0.49 for the fourth quarter of 2017.

   For the full year, net income was $46.3 million in 2018 versus $38.5 million in 2017, representing earnings per diluted common share of $2.41 and $2.10, respectively. Earnings per diluted common share for the full year of 2018 were negatively impacted by $0.29 for acquisition-related costs and $0.01 per share for pension settlement charges, which were partially offset by an additional $0.04 per share provided by the release of a tax valuation allowance during the second quarter and $0.03 per share for the final year impact of the federal income tax rate change recorded during the fourth quarter.

   "We finished 2018 with record net income and a return on average assets of 1.38% for the quarter," said Chuck Sulerzyski, President and Chief Executive Officer. "We completed our first bank acquisition in over three years during 2018, and announced a pending bank merger that is expected to close during the second quarter of 2019. We had meaningful growth in loans during the year, continued to improve our efficiency and had solid fee income growth, while continuing to build on our infrastructure from a human capital and technology perspective. We have comprehensive plans to carry the momentum from our accomplishments into the new year and remain committed to continual improvement throughout 2019."

   As previously announced, on October 29, 2018, Peoples entered into a merger agreement with First Prestonsburg Bancshares Inc. ("FPB") that calls for FPB to merge into Peoples, and for FPB's wholly-owned subsidiary, First Commonwealth Bank of Prestonsburg Inc., which operates nine full service branches in and around the Prestonsburg and Pikeville markets in eastern Kentucky, to merge into Peoples Bank. This transaction is expected to close during the second quarter of 2019, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of FPB. As of September 30, 2018, FPB had approximately $310 million in total assets, which included approximately $139 million in net loans, and approximately $244 million in total deposits.

Note: The comparison of income statement and balance sheet results between the 2018 and 2017 periods was affected by the ASB Financial Corp. ("ASB") acquisition, which closed April 13, 2018. In addition, 2018 reporting periods reflect a reduction in the marginal corporate federal income tax rate to 21% from the 35% marginal rate in 2017 reporting periods.

Statement of Operations Highlights:

- *Net interest income for the fourth quarter of 2018 grew 2% compared to the third quarter of 2018, and 17% compared to the fourth quarter of 2017, while increasing 14% for the full year of 2018.*
  - Net interest margin was 3.77% for the fourth quarter of 2018, compared to 3.68% for the linked quarter, and 3.63% for the fourth quarter of 2017.
  - The fourth quarter of 2018 benefited from proceeds received on an investment security that had previously been written down due to an other-than-temporary impairment, which added 3 basis points to net interest margin.
- *Provision for loan losses was $1.0 million for the fourth quarter and $5.4 million for the full year of 2018.*
  - For the full year of 2018, net charge-offs as a percent of average gross loans were 0.15%, unchanged from 2017.
- *Total non-interest income, excluding net gains and losses, grew 8% for the fourth quarter of 2018 compared to the fourth quarter of 2017, while increasing 9% for the full year of 2018.*
  - Compared to the fourth quarter of 2017, mortgage banking income nearly doubled and electronic banking income increased 13%, partially offset by a decline in commercial loan swap fee income of 73%.
  - For the full year of 2018 compared to 2017, all non-interest income categories increased, with the exception of commercial loan swap fee income.
- *Total non-interest expense for the fourth quarter of 2018 was relatively flat compared to the linked quarter and up 13% compared to the fourth quarter of 2017, while increasing 17% for the full year of 2018.*
  - Compared to the fourth quarter of 2017, salaries and employee benefit costs drove the increase, followed by higher franchise tax expense and electronic banking expense.
  - The increase for the full year of 2018 was primarily due to acquisition-related expenses of $7.3 million compared to $341,000 during 2017.
  - The efficiency ratio was 62.0% for the fourth quarter of 2018 and for the full year was 65.3%.
  - Adjusted to exclude acquisition-related expenses and pension settlement charges, the efficiency ratio was 61.0% for the fourth quarter of 2018 and 61.3% for the full year.

Balance Sheet Highlights:

- *Period-end total loan balances at December 31, 2018 grew $21.1 million, or 3% annualized, with originated loan growth of $48.5 million, or 9% annualized, compared to September 30, 2018.*
  - Consumer indirect loans grew $10.4 million, or 11% annualized, during the fourth quarter of 2018.
  - Commercial loans increased $28.0 million, or 8% annualized, compared to September 30, 2018.
  - Average loan balances for the full year of 2018 grew 14% compared to 2017, due to growth in both originated loans and the loans acquired in the ASB acquisition.
- *Asset quality metrics were relatively stable during the fourth quarter and for the full year of 2018.*
  - Criticized loans declined $4.5 million, or 4%, and classified loans declined $5.2 million, or 11%, in each case at December 31, 2018 compared to September 30, 2018.
  - Nonperforming assets were 0.71% of total loans and other real estate owned ("OREO") at December 31, 2018, compared to 0.67% at September 30, 2018, and 0.74% at December 31, 2017.
  - Allowance for loan losses as a percent of total loans was 0.74% at December 31, 2018, compared to 0.73% at September 30, 2018 and 0.80% at December 31, 2017.
- *Period-end total deposit balances at December 31, 2018 decreased $85.7 million compared to September 30, 2018, mainly due to the seasonal decline in government related deposits, and increased $225.1 million, or 8%, compared to December 31, 2017.*
  - Average deposits for the full year of 2018 grew 10% from 2017, due primarily to the acquisition of ASB.
  - The seasonal decline in governmental deposit accounts during the fourth quarter of 2018 was partially offset by an increase in lower-cost interest-bearing demand deposit accounts of 5%.
  - Total demand deposit balances were 40% of total deposits at December 31, 2018, compared to 38% at September 30, 2018 and 42% at December 31, 2017.

Net Interest Income

Net interest income for the fourth quarter of 2018 was $34.1 million, up $797,000, or 2%, compared to the third quarter of 2018. Net interest margin was 3.77% and 3.68% for the current and linked quarters, respectively. The increase was driven by higher yields on investment securities and loans, partially offset by an increase in deposit costs. The current quarter benefited from proceeds of $305,000 received on an investment security that had been previously written down due to an other-than-temporary impairment, which added 3 basis points to the net interest margin. Peoples recorded no similar proceeds during the linked quarter. Accretion income, net of amortization expense, from acquisitions was $506,000 for the fourth quarter of 2018 and $612,000 for the third quarter of 2018, which added 6 basis points and 7 basis points, respectively, to net interest margin.

Net interest income for the current quarter increased $5.0 million, or 17%, compared to the fourth quarter of 2017. Net interest margin was 3.77% and 3.63% for the fourth quarters of 2018 and 2017, respectively. Compared to the prior-year quarter, net interest income benefited from loan growth and the acquisition of ASB. Higher yields on investment securities and loans were partially offset by an increase in deposit and borrowing costs. Proceeds received on investment securities that had been previously written down added 3 basis points to the net interest margin for the current quarter, with no similar proceeds during the fourth quarter of 2017. For the fourth quarter of 2018, accretion income, net of amortization expense, from acquisitions was $506,000, adding 6 basis points to net interest margin, compared to $715,000 for the fourth quarter of 2017, which added 9 basis points. Accretion income from the acquired ASB loans was $179,000 for the fourth quarter of 2018, which was more than offset by $218,000 of amortization of the fair value adjustment to acquired ASB time deposits.

Net interest income increased 14% to $129.6 million for the year, while the net interest margin grew from 3.62% to 3.71%. The increase was driven by loan growth and the acquisition of ASB. Higher yields on investment securities and loans were partially offset by an increase in deposit and borrowing costs. For the full year of 2018, proceeds received on investment securities that had previously been written down totaled $894,000, adding 3 basis points to net interest margin, compared to $814,000, and 3 basis points, during 2017. Accretion income, net of amortization expense, from acquisitions was $2.2 million for 2018 and $3.1 million for 2017, respectively, which added 6 basis points and 10 basis points, respectively, to net interest margin. For 2018, accretion income from the acquired ASB loans was $623,000, which was more than offset by $653,000 of amortization of the fair value adjustment to acquired ASB time deposits. The fair value adjustment on time deposits will decline significantly during the first half of 2019, and will be fully amortized by the end of the second quarter of 2019.

Provision for Loan Losses:

The provision for loan losses was $1.0 million for the fourth quarter of 2018, compared to $1.3 million for the linked quarter and $1.1 million for the fourth quarter of 2017. For the full year of 2018, provision for loan losses was $5.4 million, compared to $3.8 million for 2017. The decline in the provision for the current quarter was reflective of a lower rate of loan growth during the current quarter. For the year, originated loan growth was the primary contributor to the increase in the provision for loan losses, while asset quality metrics were relatively stable. Net charge-offs for the full year of 2018 increased $638,000; however, net charge-offs as a percent of average gross loans were unchanged at 0.15% compared to 2017.

Net Gains and Losses:

Net losses during the fourth quarter of 2018 were $15,000, compared to net gains of $12,000 for the linked quarter, and net gains of $620,000 in the fourth quarter of 2017. The net gains recognized during the fourth quarter of 2017 primarily resulted from the sale of certain bank equity investment securities. For the full year of 2018, net losses were $480,000 compared to net gains of $2.9 million in 2017. The net losses recognized during 2018 were mostly attributable to the ASB acquisition and the related write-offs of fixed assets no longer in use, with the remaining losses related to market value write-downs of real estate held for sale. The net gains recorded during 2017 were primarily related to the sale of certain bank equity investment securities, resulting in gains of $3.0 million.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, for the fourth quarter of 2018 decreased $149,000, or 1%, compared to the linked quarter, driven by declines in commercial loan swap fee income of $291,000, due to lower customer demand, and mortgage banking income of $107,000, primarily due to seasonality. These were partially offset by increases in electronic banking income of $127,000, mainly due to a benefit received from a new processing contract, and Small Business Administration ("SBA") income of $107,000, driven by an increase in customer activity. Compared to the fourth quarter of 2017, total non-interest income, excluding net gains and losses, was up $1.1 million, or 8%. The increase was largely due to higher mortgage banking income, which nearly doubled, as the mortgage origination operation acquired from ASB provided additional income, and higher electronic banking income, partially offset by lower commercial loan swap fee income.

For the full year of 2018, total non-interest income, excluding net gains and losses, increased $4.6 million, or 9%, compared to 2017. The increase was led by higher income from mortgage banking, electronic banking, trust and investment, and insurance. Compared to the prior year, mortgage banking income nearly doubled due to additional income provided by the mortgage origination operation acquired from ASB. In addition, other non-interest income was up as the result of an increase in SBA income of $318,000, coupled with the change in fair value of equity investment securities during 2018 of $207,000. While nearly all categories of non-interest income increased in the full-year comparison, commercial loan swap fee income declined $551,000, which was driven by a decrease in customer demand.

Total Non-interest Expense:

Total non-interest expense for the fourth quarter of 2018 was $31.0 million, compared to $30.8 million for the third quarter of 2018, and $27.4 million for the fourth quarter of 2017. During the fourth quarter of 2018, acquisition-related expenses of $382,000 and pension settlement charges of $91,000 were recognized. Compared to the linked quarter professional fees increased 24%, primarily due to acquisition-related expenses, and franchise tax expense was up $281,000. These were offset by a lower salaries and employee benefits expense.

Non-interest expense was up for the fourth quarter of 2018 compared to the fourth quarter of 2017, driven by a $2.8 million increase in salaries and employee benefits expense. The increase reflected the additional employees from the ASB acquisition, combined with higher sales-based and incentive compensation as the result of increased sales and corporate performance. Franchise tax expense and electronic banking expense were up $401,000 and $319,000, respectively.

For the full year of 2018, total non-interest expense was up $18.0 million, or 17%, compared to 2017, driven by $7.3 million of acquisition-related expenses during 2018 compared to $341,000 during 2017. Salaries and employee benefits costs increased $9.0 million related to a combination of the one-time expenses associated with the ASB acquisition and the resulting increase in employees, higher sales-based and incentive compensation, and merit increases which included the implementation of a $15 per hour minimum wage throughout the company by January 1, 2020.

The efficiency ratio for the fourth quarter of 2018 was 62.0%, compared to 62.6% for the linked quarter and 62.1% for the fourth quarter of 2017. The improvement in the efficiency ratio compared to the linked quarter was the result of an increase in net interest income combined with relatively unchanged non-interest income and expenses. The efficiency ratio, when adjusted for acquisition-related expenses and pension settlement charges, was 61.0% for the fourth quarter 2018, compared to 60.8% for the linked quarter, and 60.7% for the fourth quarter of 2017.

For the full year of 2018, the efficiency ratio was 65.3% compared to 62.2% in 2017, driven by acquisition-related expenses of $7.3 million in 2018 compared to $341,000 during 2017. When adjusted for acquisition-related expenses and pension settlement charges, the efficiency ratio for the full year of 2018 was 61.3%, compared to 61.9% in 2017.

Income Tax Expense:

Income tax expense was $2.5 million for the fourth quarter of 2018, compared to $2.8 million for the linked quarter and $5.3 million for the fourth quarter of 2017. During the fourth quarter of 2018, the final remeasurement of deferred tax assets and deferred tax liabilities at the new federal income tax rate of 21%, down from 35%, resulted in a reduction to income tax expense of $0.7 million. The decline in income tax expense compared to the fourth quarter of 2017 was the result of the Tax Cuts and Jobs Act, which lowered the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The fourth quarter of 2018 also included a benefit of $705,000 from the final impact related to the federal income tax rate change. The fourth quarter of 2017 was impacted by the write down of $879,000 of net deferred tax assets that had been recorded in December 2017 in connection with the enactment of the Tax Cuts and Jobs Act.

For the full year of 2018, income tax expense totaled $8.7 million compared to $18.7 million in 2017. The reduction in income tax expense compared to 2017 was largely a result of the Tax Cuts and Jobs Act, which lowered the federal corporate income tax rate from 35% to 21%, combined with the release of the valuation allowance of $0.8 million during the second quarter of 2018 and the final impact related to the federal income tax rate change of $0.7 million during the fourth quarter of 2018.

Loans:

Period-end total loan balances at December 31, 2018 increased $21.1 million, or 3% annualized, compared to September 30, 2018. Originated loan growth was $48.5 million, or 9% annualized, compared to September 30, 2018. Commercial loan balances increased $28.0 million, or 8% annualized, during the quarter. Consumer indirect lending continued to provide additional growth, with balances increasing $10.4 million, or 11% annualized, during the quarter. Quarterly average gross loan balances grew $1.4 million compared to the linked quarter. Commercial and industrial loan growth was largely offset by the payoffs of commercial real estate loans late in the third quarter of 2018.

Compared to December 31, 2017, total loan balances increased $371.6 million, or 16%. The increase in period-end balances was primarily due to originated loan growth of $213.7 million, or 11%. Commercial loan balances were up $170.5 million, or 13%, and consumer indirect loans increased $66.6 million, or 20%, from balances at December 31, 2017. Average gross loan balances for the year increased $317.0 million, or 14%, compared to the full year of 2017. Commercial loan balances increased $165.8 million, or 13%. Consumer indirect loans provided growth of $67.1 million, or 22%, compared to the prior year. The increase in average gross loan balances for the full year of 2018 compared to

2017 was more equally distributed between growth from originated loans and the loans acquired from ASB during the second quarter of 2018.

Asset Quality:

Asset quality metrics were relatively stable during the fourth quarter of 2018. Classified loans, which are those categorized as substandard or doubtful, declined $5.2 million, or 11%, compared to September 30, 2018, and were up $2.6 million, or 6%, from December 31, 2017. As a percent of total loans, classified loans were 1.61% at December 31, 2018, compared to 1.81% at September 30, 2018, and 1.97% at December 31, 2017. Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $4.5 million, or 4%, compared to September 30, 2018 and increased $23.8 million, or 26%, compared to December 31, 2017. The increase compared to the prior year-end was mainly due to one large commercial loan relationship that was downgraded during the first quarter of 2018. Criticized loans were 4.18% of total loans at December 31, 2018, compared to 4.38% at September 30, 2018 and 3.83% at December 31, 2017.

Nonperforming assets as a percent of total loans and OREO was 0.71% at December 31, 2018, compared to 0.67% at September 30, 2018 and 0.74% at December 31, 2017. At December 31, 2018, nonperforming assets were $19.4 million, and increased $1.2 million, or 7%, from September 30, 2018, and $1.9 million, or 11%, from December 31, 2017.

Annualized net charge-offs were 0.10% of average gross loans during both the fourth quarter of 2018 and the linked quarter, compared to 0.22% in the fourth quarter of 2017. The higher net charge-off rate during the fourth quarter of 2017 was primarily related to the partial charge-off of a single commercial real estate loan relationship. For the full year of 2018 and 2017, net charge-offs were 0.15% of average gross loans.

At December 31, 2018, the allowance for loan losses was $20.2 million, compared to $19.9 million at September 30, 2018, and $18.8 million at December 31, 2017. The ratio of the allowance for loan losses as a percent of total loans was 0.74% at December 31, 2018, compared to 0.73% at September 30, 2018, and 0.80% at December 31, 2017. The ratio includes total acquired loans, from ASB and previous acquisitions, of $572.7 million and an allowance for acquired loan losses of $535,000 at December 31, 2018. The decline in the ratio compared to year-end 2017 was due largely to loan growth.

Deposits:

As of December 31, 2018, period-end deposits declined $85.7 million, or 3%, compared to September 30, 2018. Governmental deposit accounts, which declined $77.0 million, had a high balance at September 30, 2018 and declined primarily due to seasonal activity. Interest-bearing demand accounts were up $26.5 million, or 5%, compared to the linked quarter. Period-end deposits increased $225.1 million, or 8%, compared to December 31, 2017, largely due to the acquired deposit balances from ASB remaining at December 31, 2018.

Average deposits for the fourth quarter of 2018 were relatively flat compared to the linked quarter. Increases in non-interest-bearing deposit accounts and brokered certificates of deposit were offset by lower governmental deposit accounts. Compared to the fourth quarter of 2017, quarterly average deposits increased $298.8 million, or 11%, largely due to the ASB acquisition. For the full year of 2018, average deposits increased $257.1 million, or 10%, compared to the full year of 2017, which was also driven by the ASB acquisition.

Total demand deposit accounts comprised 40% of total deposits at December 31, 2018 compared to 38% at September 30, 2018 and to 42% at December 31, 2017.

Stockholders' Equity:

At December 31, 2018, the tier 1 risk-based capital ratio was 13.76%, compared to 13.58% at September 30, 2018 and 13.55% at December 31, 2017. The common equity tier 1 risk-based capital ratio was 13.50% at December 31, 2018, compared to 13.32% at September 30, 2018 and 13.26% at December 31, 2017. The total risk-based capital ratio was 14.49% at December 31, 2018, compared to 14.30% at September 30, 2018 and 14.43% at December 31, 2017. The improvement in these capital ratios compared to the end of the linked quarter was due primarily to increased earnings, which was largely driven by loan growth. Compared to year-end 2017, the capital ratios at December 31, 2018 were impacted by the ASB acquisition, which created increases in capital and risk-weighted assets.

Peoples' capital position remained strong at December 31, 2018. The book value per share was $26.62 at December 31, 2018, compared to $25.79 at September 30, 2018 and $25.08 at December 31, 2017. The tangible book value per share, which excludes goodwill and other intangible assets, was $18.33 at December 31, 2018, compared to $17.44 at September 30, 2018 and $17.17 at December 31, 2017. The ratio of total shareholders' equity to total assets was 13.06% at December 31, 2018, compared to 12.60% at September 30, 2018 and 12.80% at December 31, 2017. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, was 9.37% at December 31, 2018, compared to 8.88% at September 30, 2018 and 9.14% at December 31, 2017. The improvement compared to the linked quarter was impacted by an increase in accumulated other comprehensive income which was due to the higher valuation of the available for sale investment securities portfolio.

Total shareholders' equity at December 31, 2018 increased $62.2 million, or 14%, compared to the prior year-end, which was mainly caused by an increase in stock outstanding related to the acquisition of ASB and net income of $46.3 million, partially offset by dividends paid of $21.6 million, and a decline in accumulated other comprehensive income resulting from a lower market value adjustment related to the available for sale investment securities portfolio, which was driven by overall increases in market interest rates during the year.

Peoples Bancorp Inc. is a diversified financial services holding company with $4.0 billion in total assets, 82 locations, including 72 full-service bank branches, and 76 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss fourth quarter and full year 2018 results of operations today at 11:00 a.m., Eastern Standard Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP financial measures used in this news release:

- Core non-interest expenses are non-GAAP since they exclude the impact of acquisition-related costs and pension settlement charges.
- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-GAAP since it excludes the impact of acquisition-related expenses, and pension settlement charges, the amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share measures are non-GAAP since they exclude the impact of goodwill and other intangible assets acquired on both total stockholders' equity and total assets.
- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-GAAP since it excludes provision for loan losses and all gains and/or losses included in earnings.
- Return on average tangible stockholders' equity is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the

balance sheet impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures".

<u>Important Information for Investors and Shareholders:</u>

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples. Peoples filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") on December 11, 2018, registration number 333-228745, to register the common shares of Peoples to be issued to the shareholders of FPB in connection with the pending merger of FPB into Peoples. The registration statement includes a proxy statement/prospectus that was sent to the shareholders of FPB on or about January 10, 2019 in advance of FPB's special meeting of shareholders to be held on February 12, 2019 to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about Peoples, FPB and the proposed merger. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, free of charge, on Peoples' website at www.peoplesbancorp.com under the tab "Investor Relations" or by contacting Peoples' Investor Relations Department at: Peoples Bancorp Inc., 138 Putnam Street, PO Box 738, Marietta, Ohio 45750, Attn: Investor Relations.

Peoples, FPB, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FPB in connection with the proposed merger. Information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger. Additional information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 19, 2018.

<u>Safe Harbor Statement:</u>

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "estimate", "may", "feel", "expect", "believe", "plan", "will", "would", "should", "could", "project", "goal", "target", "potential", "seek", "intend", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of the acquisition of ASB and the expansion of consumer lending activity;

(2) Peoples' ability to integrate future acquisitions, including the pending merger with FPB, may be unsuccessful, or may be more difficult, time-consuming or costly than expected, and expected cost savings, synergies and other financial benefits may not be realized or take longer than anticipated;

(3) Peoples' ability to obtain regulatory approvals of the proposed merger of Peoples with FPB on the proposed terms and schedule, and approval of the merger by the shareholders of FPB, may be unsuccessful;

(4) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, changes to third-party relationships and revenues, and Peoples' ability to attract, develop and retain qualified professionals;

(5) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins, loan demand and interest rate sensitivity;

(6) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the

rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(7) the effects of easing restrictions on participants in the financial services industry;

(8) local, regional, national and international economic conditions (including the impact of tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(9) the existence or exacerbation of general geopolitical instability and uncertainty;

(10) changes in policy and other regulatory and legal developments accompanying the current presidential administration, including the Tax Cuts and Jobs Act, and uncertainty or speculation pending the enactment of such changes;

(11) Peoples may issue equity securities in connection with future acquisitions, including the pending merger with FPB if consummated, which could cause ownership and economic dilution to Peoples' current shareholders;

(12) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated;

(13) adverse changes in the economic conditions and/or activities, including, but not limited to, potential or imposed tariffs, continued economic uncertainty in the U.S., the European Union (including the uncertainty surrounding the actions to be taken to implement the referendum by British voters to exit the European Union), Asia, and other areas, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(14) slowing or reversal of the current U.S. economic expansion;

(15) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses;

(16) changes in accounting standards, policies, estimates or procedures, which may adversely affect Peoples' reported financial condition or results of operations;

(17) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;

(18) the discontinuation of LIBOR and other reference rates may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(19) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(20) Peoples' ability to receive dividends from its subsidiaries;

(21) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(22) the impact of minimum capital thresholds established as a part of the implementation of Basel III;

(23) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(24) the costs and effects of new federal and state laws, and other regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations;

(25) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(26) Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including its primary core banking system provider;

(27) Peoples' ability to anticipate and respond to technological changes which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(28) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(29) changes in consumer spending, borrowing and saving habits, whether due to tax reform legislation, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;

(30) the adequacy of Peoples' risk management program in the event of changes in market, economic, operational, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(31) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cyber attacks, civil unrest, military or terrorist activities or international conflicts;

(32) significant changes in the tax laws, which may adversely affect the fair values of deferred tax assets and obligations of states and political subdivisions held in Peoples' investment securities portfolio;

(33) Peoples' continued ability to grow deposits; and

(34) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the SEC, including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and under the heading "ITEM 1A. RISK FACTORS" in Part II of Peoples' Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2018.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its December 31, 2018 consolidated financial statements as part of its Annual Report on Form 10-K to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

| | Three Months Ended | | | Year Ended | |
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
PER COMMON SHARE:					
Earnings per common share:					
Basic	$ 0.71	$ 0.65	$ 0.50	$ 2.42	$ 2.12
Diluted	0.71	0.65	0.49	2.41	2.10
Cash dividends declared per common share	0.30	0.28	0.22	1.12	0.84
Book value per common share	26.62	25.79	25.08	26.62	25.08
Tangible book value per common share (a)	18.33	17.44	17.17	18.33	17.17
Closing stock price at end of period	$ 30.10	$ 35.03	$ 32.62	$ 30.10	$ 32.62
SELECTED RATIOS:					
Return on average stockholders' equity (b)	10.84%	10.06%	7.79%	9.46%	8.54%
Return on average tangible stockholders' equity (b)(c)	16.73%	15.73%	12.09%	14.79%	13.33%
Return on average assets (b)	1.38%	1.26%	1.00%	1.19%	1.10%
Efficiency ratio (d)	62.02%	62.58%	62.07%	65.33%	62.20%
Pre-provision net revenue to total average assets (b) (e)	1.73%	1.67%	1.65%	1.57%	1.65%
Net interest margin (b)(f)	3.77%	3.68%	3.63%	3.71%	3.62%
Dividend payout ratio (g)	42.23%	43.00%	44.75%	46.65%	39.86%

(a) This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios are presented on an annualized basis.

(c) This percentage represents a non-GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(e) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This ratio represents a non-GAAP financial measure since it excludes the provision for loan losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(f) Information presented on a fully tax-equivalent basis.

(g) Ratios are calculated based on dividends declared during the period divided by earnings for the period.

CONSOLIDATED STATEMENTS OF INCOME

| | | Three Months Ended | | | Year Ended | |
| | December 31, 2018 (Unaudited) | September 30, 2018 (Unaudited) | December 31, 2017 (Unaudited) | December 31, | |
(Dollars in thousands, except per share data)				2018 (Unaudited)	2017
Total interest income	$ 40,638	$ 39,631	$ 32,772	$ 151,264	$ 126,525
Total interest expense	6,517	6,307	3,650	21,652	13,148
Net interest income	34,121	33,324	29,122	129,612	113,377
Provision for loan losses	975	1,302	1,115	5,448	3,772
Net interest income after provision for loan losses	33,146	32,022	28,007	124,164	109,605
Non-interest income:					
Insurance income	3,400	3,388	3,343	14,812	14,204
Trust and investment income	3,133	3,110	3,061	12,543	11,558
Electronic banking income	3,017	2,890	2,666	11,477	10,358
Deposit account service charges	2,618	2,652	2,484	9,778	9,614
Mortgage banking income	953	1,060	483	3,333	1,872
Bank owned life insurance income	495	495	479	1,955	1,950
Commercial loan swap fees	64	355	237	681	1,232
Net (loss) gain on asset disposals and other transactions	(15)	12	(144)	(334)	(63)
Net gain (loss) on investment securities	—	—	764	(146)	2,983
Other non-interest income	512	391	366	2,655	1,865
Total non-interest income	14,177	14,353	13,739	56,754	55,573
Non-interest expense:					
Salaries and employee benefit costs	17,385	17,908	14,590	69,308	60,276
Net occupancy and equipment expense	2,753	2,850	2,653	11,272	10,633
Professional fees	1,727	1,395	2,043	7,862	6,575
Electronic banking expense	1,648	1,552	1,387	6,057	5,874
Data processing and software expense	1,330	1,408	1,111	5,419	4,441
Franchise tax expense	897	616	496	2,771	2,246
Amortization of other intangible assets	861	862	913	3,338	3,516
Marketing expense	525	456	592	1,962	1,714
Foreclosed real estate and other loan expenses	508	373	284	1,431	873
FDIC insurance expense	373	391	477	1,546	1,816
Communication expense	316	305	341	1,265	1,475
Other non-interest expense	2,633	2,713	2,519	13,746	8,536
Total non-interest expense	30,956	30,829	27,406	125,977	107,975
Income before income taxes	16,367	15,546	14,340	54,941	57,203
Income tax expense	2,470	2,821	5,339	8,686	18,732
Net income	$ 13,897	$ 12,725	$ 9,001	$ 46,255	$ 38,471
PER COMMON SHARE DATA:					
Earnings per common share – basic	$ 0.71	$ 0.65	$ 0.50	$ 2.42	$ 2.12
Earnings per common share – diluted	$ 0.71	$ 0.65	$ 0.49	$ 2.41	$ 2.10
Cash dividends declared per common share	$ 0.30	$ 0.28	$ 0.22	$ 1.12	$ 0.84
Weighted-average common shares outstanding – basic	19,337,403	19,325,457	18,069,467	18,991,768	18,050,189
Weighted-average common shares outstanding – diluted	19,483,452	19,466,865	18,240,092	19,122,260	18,208,684
Actual common shares outstanding (end of period)	19,565,029	19,550,014	18,287,449	19,565,029	18,287,449

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31, 2018 (Unaudited)	December 31, 2017
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 61,775	$ 58,121
Interest-bearing deposits in other banks	15,837	14,073
Total cash and cash equivalents	77,612	72,194
Available-for-sale investment securities, at fair value (amortized cost of $804,655 at December 31, 2018 and $797,732 at December 31, 2017) (a)	791,891	795,187
Held-to-maturity investment securities, at amortized cost (fair value of $36,963 at December 31, 2018 and $41,213 at December 31, 2017)	36,961	40,928
Other investment securities, at cost (a)	42,985	38,371
Total investment securities	871,837	874,486
Loans, net of deferred fees and costs	2,728,778	2,357,137
Allowance for loan losses	(20,195)	(18,793)
Net loans	2,708,583	2,338,344
Loans held for sale	5,470	2,510
Bank premises and equipment, net of accumulated depreciation	56,542	52,510
Bank owned life insurance	68,934	62,176
Goodwill	151,245	133,111
Other intangible assets	10,840	11,465
Other assets	41,049	34,890
Total assets	$ 3,992,112	$ 3,581,686
Liabilities		
Deposits:		
Non-interest-bearing	$ 607,877	$ 556,010
Interest-bearing	2,347,588	2,174,320
Total deposits	2,955,465	2,730,330
Short-term borrowings	356,198	209,491
Long-term borrowings	109,644	144,019
Accrued expenses and other liabilities	50,007	39,254
Total liabilities	$ 3,471,314	$ 3,123,094
Stockholders' Equity		
Preferred stock, no par value, 50,000 shares authorized, no shares issued at December 31, 2018 and December 31, 2017	—	—
Common stock, no par value, 24,000,000 shares authorized, 20,124,378 shares issued at December 31, 2018 and 18,952,385 shares issued at December 31, 2017, including shares in treasury	386,814	345,412
Retained earnings (b)	161,004	134,362
Accumulated other comprehensive loss, net of deferred income taxes (b)	(12,933)	(5,215)
Treasury stock, at cost, 601,289 shares at December 31, 2018 and 702,449 shares at December 31, 2017	(14,087)	(15,967)
Total stockholders' equity	520,798	458,592
Total liabilities and stockholders' equity	$ 3,992,112	$ 3,581,686

(a) As of January 1, 2018, Peoples adopted ASU 2016-01, resulting in the reclassification of equity investment securities (including those held in participant accounts in the Peoples Bancorp Inc. Nonqualified Deferred Compensation Plan) from available-for-sale investment securities to other investment securities. At December 31, 2017, $7.8 million of equity investment securities were included in available-for-sale investment securities.
(b) As of December 31, 2017, Peoples early adopted ASU 2018-02, reclassifying income tax effects of the Tax Cuts and Jobs Act of $0.9 million from accumulated other comprehensive loss to retained earnings. As of January 1, 2018, Peoples adopted ASU 2014-09, resulting in a reduction to retained earnings of $3.1 million, net of federal income taxes, to reflect uncompleted contracts in the initial application of the guidance, and ASU 2016-01, reclassifying $5.0 million in net unrealized gains on equity securities from accumulated other comprehensive loss to retained earnings.

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)	December 31, 2018		September 30, 2018		June 30, 2018		March 31, 2018		December 31, 2017
Loan Portfolio									
Commercial real estate, construction	$	**136,417**	$	116,612	$	122,035	$	107,811	$	115,437
Commercial real estate, other		**816,911**		822,713		857,707		784,047		760,567
Commercial and industrial		**565,744**		551,779		512,208		489,058		472,544
Residential real estate		**593,797**		607,946		609,563		496,953		489,387
Home equity lines of credit		**133,979**		135,853		135,890		107,730		109,477
Consumer, indirect		**407,303**		396,862		373,582		347,860		340,719
Consumer, direct		**74,044**		75,313		74,646		68,326		68,157
Deposit account overdrafts		**583**		649		860		543		849
Total loans	$	**2,728,778**	$	2,707,727	$	2,686,491	$	2,402,328	$	2,357,137
Total acquired loans (a)	$	**572,748**	$	600,243	$	621,774	$	413,248	$	414,847
Total originated loans	$	**2,156,030**	$	2,107,484	$	2,064,717	$	1,989,080	$	1,942,290
Deposit Balances									
Non-interest-bearing deposits (b)	$	**607,877**	$	617,447	$	585,861	$	570,804	$	556,010
Interest-bearing deposits:									
Interest-bearing demand accounts (b)		**573,702**		547,172		570,359		584,563		593,415
Retail certificates of deposit		**394,335**		402,309		406,214		335,843		338,673
Money market deposit accounts		**379,878**		391,377		389,893		364,232		371,376
Governmental deposit accounts		**267,319**		344,320		305,255		341,920		264,524
Savings accounts		**468,500**		473,240		480,615		461,440		446,714
Brokered certificates of deposits		**263,854**		265,258		211,062		154,379		159,618
Total interest-bearing deposits	$	**2,347,588**	$	2,423,676	$	2,363,398	$	2,242,377	$	2,174,320
Total deposits	$	**2,955,465**	$	3,041,123	$	2,949,259	$	2,813,181	$	2,730,330
Total demand deposits	$	**1,181,579**	$	1,164,619	$	1,156,220	$	1,155,367	$	1,149,425
Asset Quality									
Nonperforming assets (NPAs):									
Loans 90+ days past due and accruing	$	**2,256**	$	1,885	$	1,975	$	1,030	$	1,626
Nonaccrual loans		**17,098**		16,235		16,069		16,202		15,692
Total nonperforming loans (NPLs)		**19,354**		18,120		18,044		17,232		17,318
Other real estate owned (OREO)		**94**		106		63		99		208
Total NPAs	$	**19,448**	$	18,226	$	18,107	$	17,331	$	17,526
Criticized loans (c)	$	**114,188**	$	118,703	$	120,809	$	116,243	$	90,418
Classified loans (d)		**43,818**		49,058		55,596		44,661		46,380
Allowance for loan losses as a percent of NPLs (e)(f)		**104.35%**		109.71 %		106.77%		109.08%		108.52%
NPLs as a percent of total loans (e)(f)		**0.71%**		0.67 %		0.67%		0.72%		0.73%
NPAs as a percent of total assets (e)(f)		**0.49%**		0.46 %		0.46%		0.48%		0.49%
NPAs as a percent of total loans and OREO (e)(f)		**0.71%**		0.67 %		0.67%		0.72%		0.74%
Criticized loans as a percent of total loans (e)		**4.18%**		4.38 %		4.50%		4.84%		3.83%
Classified loans as a percent of total loans (e)		**1.61%**		1.81 %		2.07%		1.86%		1.97%
Allowance for loan losses as a percent of total loans (e)		**0.74%**		0.73 %		0.72%		0.78%		0.80%

SELECTED FINANCIAL INFORMATION (Unaudited) -- (Continued)

(Dollars in thousands)	**December 31, 2018**	**September 30, 2018**	**June 30, 2018**	**March 31, 2018**	**December 31, 2017**
Capital Information (g)					
Common equity tier 1 capital ratio (h)	**13.50%**	13.32 %	13.05%	13.32%	13.26%
Tier 1 risk-based capital ratio	**13.76%**	13.58 %	13.31%	13.60%	13.55%
Total risk-based capital ratio (tier 1 and tier 2)	**14.49%**	14.30 %	14.01%	14.35%	14.43%
Leverage ratio	**9.90%**	9.71 %	9.75%	9.86%	9.75%
Common equity tier 1 capital	**$ 374,982**	$ 368,195	$ 359,645	$ 335,393	$ 327,172
Tier 1 capital	**382,265**	375,434	366,840	342,544	334,279
Total capital (tier 1 and tier 2)	**402,461**	395,313	386,106	361,342	355,977
Total risk-weighted assets	**$ 2,777,374**	$ 2,764.951	$ 2,755,112	$ 2,517,848	$ 2,466,620
Total shareholders' equity to total assets	**13.06%**	12.60 %	12.57%	12.57%	12.80%
Tangible equity to tangible assets (i)	**9.37%**	8.88 %	8.81%	8.97%	9.14%

(a) Includes all loans acquired in 2012 and thereafter.
(b) The sum of amounts presented is considered total demand deposits.
(c) Includes loans categorized as special mention, substandard or doubtful.
(d) Includes loans categorized as substandard or doubtful.
(e) Data presented as of the end of the period indicated.
(f) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(g) December 31, 2018 data based on preliminary analysis and subject to revision.
(h) Peoples' capital conservation buffer was 6.49% at December 31, 2018, 6.30% at September 30, 2018, 5.96% at June 30, 2018, 6.42% at March 31, 2018, and 6.62% at December 31, 2017, compared to 2.50% for the fully phased-in capital conservation buffer required by January 1, 2019.
(i) These ratios represent non-GAAP financial measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION

(Dollars in thousands)	Three Months Ended						Year Ended			
	December 31, 2018 (Unaudited)		September 30, 2018 (Unaudited)		December 31, 2017 (Unaudited)		December 31,			
							2018 (Unaudited)		2017	
Provision for Loan Losses										
Provision for loan losses	$	**800**	$	1,035	$	900	$	**4,677**	$	3,050
Provision for checking account overdrafts		**175**		267		215		**771**		722
Total provision for loan losses	$	**975**	$	1,302	$	1,115	$	**5,448**	$	3,772
Net Charge-Offs										
Gross charge-offs	$	**947**	$	953	$	1,602	$	**5,189**	$	4,878
Recoveries		**286**		266		288		**1,143**		1,470
Net charge-offs	$	**661**	$	687	$	1,314	$	**4,046**	$	3,408
Net Charge-Offs (Recoveries) by Type										
Commercial real estate, other	$	**(2)**	$	(15)	$	372	$	**789**	$	262
Commercial and industrial		**(8)**		(10)		10		**20**		174
Residential real estate		**(69)**		34		162		**125**		485
Home equity lines of credit		**38**		7		27		**93**		118
Consumer, indirect		**477**		357		451		**2,041**		1,346
Consumer, direct		**36**		47		77		**218**		200
Deposit account overdrafts		**189**		267		215		**760**		823
Total net charge-offs	$	**661**	$	687	$	1,314	$	**4,046**	$	3,408
As a percent of average gross loans (annualized)		**0.10%**		0.10%		0.22%		**0.15%**		0.15%

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	December 31, 2018		September 30, 2018		June 30, 2018		March 31, 2018		December 31, 2017	
Trust assets under administration and management	$	**1,384,113**	$	1,489,810	$	1,454,009	$	1,447,636	$	1,452,959
Brokerage assets under administration and management		**849,188**		914,172		881,839		882,018		887,303
Mortgage loans serviced for others	$	**461,256**	$	458,999	$	451,391	$	412,154	$	412,965
Employees (full-time equivalent)		**871**		849		862		802		774

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

| | | Three Months Ended | | | | | | | |
| | December 31, 2018 | | | September 30, 2018 | | | December 31, 2017 | | |
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 31,580	$ 210	2.64%	$ 23,057	$ 86	1.48%	$ 17,847	$ 61	1.36%
Investment securities (a)(b)	868,219	6,843	3.15%	881,039	6,392	2.90%	875,653	6,204	2.83%
Loans (b)(c):									
Commercial real estate, construction	127,177	1,626	5.00%	123,939	1,573	4.97%	120,471	1,312	4.26%
Commercial real estate, other	819,040	10,610	5.07%	852,675	10,934	5.02%	753,172	9,035	4.69%
Commercial and industrial	557,674	7,411	5.20%	526,316	6,844	5.09%	451,647	5,345	4.63%
Residential real estate (d)	602,381	6,897	4.58%	614,914	7,010	4.56%	496,325	5,455	4.40%
Home equity lines of credit	134,818	1,880	5.53%	135,626	1,860	5.44%	110,610	1,282	4.60%
Consumer, indirect	402,366	4,127	4.07%	387,559	3,872	3.96%	338,615	3,217	3.77%
Consumer, direct	75,164	1,246	6.58%	76,171	1,281	6.67%	69,815	1,300	7.39%
Total loans	2,718,620	33,797	4.90%	2,717,200	33,374	4.84%	2,340,655	26,946	4.54%
Allowance for loan losses	(20,079)			(19,584)			(18,840)		
Net loans	2,698,541			2,697,616			2,321,815		
Total earning assets	3,598,340	40,850	4.49%	3,601,712	39,852	4.37%	3,215,315	33,211	4.08%
Goodwill and other intangible assets	162,790			163,615			143,942		
Other assets	229,859			232,927			202,986		
Total assets	$ 3,990,989			$ 3,998,254			$ 3,562,243		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 468,069	$ 87	0.07%	$ 476,127	$ 84	0.07%	$ 443,056	$ 64	0.06%
Government deposit accounts	291,913	524	0.71%	328,806	507	0.61%	281,389	205	0.29%
Interest-bearing demand accounts	557,487	170	0.12%	551,291	157	0.11%	565,885	233	0.16%
Money market deposit accounts	389,095	445	0.45%	395,477	365	0.37%	377,839	240	0.25%
Retail certificates of deposit	398,935	1,463	1.45%	402,379	1,372	1.35%	342,165	765	0.89%
Brokered certificates of deposit	277,891	1,684	2.40%	256,780	1,533	2.37%	138,013	566	1.63%
Total interest-bearing deposits	2,383,390	4,373	0.73%	2,410,860	4,018	0.66%	2,148,347	2,073	0.38%
Short-term borrowings	304,954	1,478	1.92%	332,916	1,617	1.93%	189,976	680	1.42%
Long-term borrowings	109,974	666	2.41%	111,243	672	2.40%	158,011	896	2.25%
Total borrowed funds	414,928	2,144	2.05%	444,159	2,289	2.05%	347,987	1,576	1.80%
Total interest-bearing liabilities	2,798,318	6,517	0.92%	2,855,019	6,307	0.88%	2,496,334	3,649	0.58%
Non-interest-bearing deposits	633,523			592,709			569,759		
Other liabilities	50,600			48,741			37,502		
Total liabilities	3,482,441			3,496,469			3,103,595		
Stockholders' equity	508,548			501,785			458,648		
Total liabilities and stockholders' equity	$ 3,990,989			$ 3,998,254			$ 3,562,243		
Net interest income/spread (b)		$ 34,333	3.57%		$ 33,545	3.49%		$ 29,562	3.50%
Net interest margin (b)			3.77%			3.68%			3.63%

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited) -- (Continued)

	Year Ended					
	December 31, 2018			December 31, 2017		
(Dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets						
Short-term investments	$ 19,462	$ 402	2.07%	$ 12,616	$ 144	1.14%
Investment securities (a)(b)	878,131	26,406	3.01%	875,940	25,095	2.86%
Loans (b)(c):						
Commercial real estate, construction	122,007	5,970	4.83%	110,124	4,800	4.30%
Commercial real estate, other	819,606	41,102	4.95%	743,517	35,240	4.67%
Commercial and industrial	517,026	26,042	4.97%	439,178	19,944	4.48%
Residential real estate (d)	577,858	25,965	4.49%	514,024	22,256	4.33%
Home equity lines of credit	127,852	6,712	5.25%	110,910	4,965	4.48%
Consumer, indirect	373,450	14,627	3.92%	306,338	10,975	3.58%
Consumer, direct	73,171	4,919	6.72%	69,889	5,018	7.18%
Total loans	2,610,970	125,337	4.75%	2,293,980	103,198	4.50%
Allowance for loan losses	(19,359)			(18,713)		
Net loans	2,591,611			2,275,267		
Total earning assets	3,489,204	152,145	4.33%	3,163,823	128,437	4.03%
Goodwill and other intangible assets	158,115			144,696		
Other assets	225,169			201,755		
Total assets	$ 3,872,488			$ 3,510,274		
Liabilities and Equity						
Interest-bearing deposits:						
Savings accounts	$ 468,624	$ 303	0.06%	$ 442,684	$ 249	0.06%
Government deposit accounts	306,356	1,521	0.50%	294,053	704	0.24%
Interest-bearing demand accounts	564,345	750	0.13%	367,699	543	0.15%
Money market deposit accounts	386,607	1,359	0.35%	389,885	877	0.22%
Retail certificates of deposit	383,929	4,842	1.26%	358,307	2,997	0.84%
Brokered certificates of deposit	220,109	4,930	2.24%	98,793	1,784	1.81%
Total interest-bearing deposits	2,329,970	13,705	0.59%	1,951,421	7,154	0.37%
Short-term borrowings	299,046	5,238	1.75%	182,247	1,534	0.84%
Long-term borrowings	117,282	2,709	2.31%	177,091	4,460	2.52%
Total borrowed funds	416,328	7,947	1.90%	359,338	5,994	1.67%
Total interest-bearing liabilities	2,746,298	21,652	0.79%	2,310,759	13,148	0.57%
Non-interest-bearing deposits	591,592			713,027		
Other liabilities	45,803			36,109		
Total liabilities	3,383,693			3,059,895		
Stockholders' equity	488,795			450,379		
Total liabilities and stockholders' equity	$ 3,872,488			$ 3,510,274		
Net interest income/spread (b)		$ 130,493	3.54%		$115,289	3.46%
Net interest margin (b)			3.71%			3.62%

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis using a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for the 2017 periods.

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-GAAP FINANCIAL MEASURES (Unaudited)

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2018	2018	2017	2018	2017
Core non-interest expense:					
Total non-interest expense	$ 30,956	$ 30,829	$ 27,406	$ 125,977	$ 107,975
Less: acquisition-related expenses	382	675	341	7,262	341
Less: pension settlement charges	91	176	242	267	242
Core non-interest expense	$ 30,483	$ 29,978	$ 26,823	$ 118,448	$ 107,392

| | Three Months Ended | | | Year Ended | |
| | December 31, | September 30, | December 31, | December 31, | |
(Dollars in thousands)	2018	2018	2017	2018	2017
Efficiency Ratio:					
Total non-interest expense	$ 30,956	$ 30,829	$ 27,406	$ 125,977	$ 107,975
Less: amortization of other intangible assets	861	862	913	3,338	3,516
Adjusted total non-interest expense	30,095	29,967	26,493	122,639	104,459
Total non-interest income	14,177	14,353	13,739	56,754	55,573
Less: net gain (loss) on investment securities	—	—	764	(146)	2,983
Less: net (loss) gain on asset disposals and other transactions	(15)	12	(144)	(334)	(63)
Adjusted total non-interest income	14,192	14,341	13,119	57,234	52,653
Net interest income	34,121	33,324	29,122	129,612	113,377
Add: fully tax-equivalent adjustment (a)	212	221	440	881	1,912
Net interest income on a fully tax-equivalent basis	34,333	33,545	29,562	130,493	115,289
Adjusted revenue	$ 48,525	$ 47,886	$ 42,681	$ 187,727	$ 167,942
Efficiency ratio	62.02%	62.58%	62.07%	65.33%	62.20%
Efficiency Ratio Adjusted for Non-core Items:					
Core non-interest expense	$ 30,483	$ 29,978	$ 26,823	$ 118,448	$ 107,392
Less: amortization of other intangible assets	861	862	913	3,338	3,516
Adjusted core non-interest expense	29,622	29,116	25,910	115,110	103,876
Adjusted revenue	$ 48,525	$ 47,886	$ 42,681	$ 187,727	$ 167,942
Efficiency ratio adjusted for non-core items	61.04%	60.80%	60.71%	61.32%	61.85%

(a) Based on a 21% federal statutory corporate income tax rate for the 2018 periods, and a 35% federal statutory corporate income tax rate for the 2017 periods.

NON-GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands, except per share data)	At or For the Three Months Ended December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Tangible Equity:					
Total stockholders' equity	$ 520,798	$ 504,290	$ 499,339	$ 456,815	$ 458,592
Less: goodwill and other intangible assets	162,085	163,401	163,953	143,820	144,576
Tangible equity	$ 358,713	$ 340,889	$ 335,386	$ 312,995	$ 314,016
Tangible Assets:					
Total assets	$ 3,992,112	$ 4,003,089	$ 3,972,091	$ 3,634,929	$ 3,581,686
Less: goodwill and other intangible assets	162,085	163,401	163,953	143,820	144,576
Tangible assets	$ 3,830,027	$ 3,839,688	$ 3,808,138	$ 3,491,109	$ 3,437,110
Tangible Book Value per Common Share:					
Tangible equity	$ 358,713	$ 340,889	$ 335,386	$ 312,995	$ 314,016
Common shares outstanding	19,565,029	19,550,014	19,528,952	18,365,035	18,287,449
Tangible book value per common share	$ 18.33	$ 17.44	$ 17.17	$ 17.04	$ 17.17
Tangible Equity to Tangible Assets Ratio:					
Tangible equity	$ 358,713	$ 340,889	$ 335,386	$ 312,995	$ 314,016
Tangible assets	$ 3,830,027	$ 3,839,688	$ 3,808,138	$ 3,491,109	$ 3,437,110
Tangible equity to tangible assets	9.37%	8.88%	8.81%	8.97%	9.14%

	Three Months Ended			Year Ended December 31,	
(Dollars in thousands)	December 31, 2018	September 30, 2018	December 31, 2017	2018	2017
Pre-Provision Net Revenue:					
Income before income taxes	$ 16,367	$ 15,546	$ 14,340	$ 54,941	$ 57,203
Add: provision for loan losses	975	1,302	1,115	5,448	3,772
Add: loss on debt extinguishment	—	—	—	13	—
Add: net loss on OREO	30	—	105	21	116
Add: net loss on investment securities	—	—	—	146	—
Add: net loss on other assets	15	—	39	224	—
Less: net gain on investment securities	—	—	764	—	2,983
Less: net gain on other assets	—	12	—	76	53
Pre-provision net revenue	$ 17,387	$ 16,836	$ 14,835	$ 60,717	$ 58,055
Total average assets	3,990,989	3,998,254	3,562,243	3,872,488	3,510,274
Pre-provision net revenue to total average assets (annualized)	1.73%	1.67%	1.65%	1.57%	1.65%

NON-GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

	For the Three Months Ended			For the Year Ended	
	December 31,	September 30,	December 31,	December 31,	
(Dollars in thousands)	2018	2018	2017	2018	2017
Annualized Net Income Excluding Amortization of Other Intangible Assets:					
Net income	$ 13,897	$ 12,725	$ 9,001	$ 46,255	$ 38,471
Add: amortization of other intangible assets	861	862	913	3,338	3,516
Less: tax effect (a) of amortization of other intangible assets	181	181	320	701	1,231
Net income excluding amortization of other intangible assets	$ 14,577	$ 13,406	$ 9,594	$ 48,892	$ 40,756
Days in the period	92	92	92	365	365
Days in the year	365	365	365	365	365
Annualized net income	$ 55,135	$ 50,485	$ 35,710	$ 46,255	$ 38,471
Annualized net income excluding amortization of other intangible assets	$ 57,833	$ 53,187	$ 38,063	$ 48,892	$ 40,756
Average Tangible Stockholders' Equity:					
Total average stockholders' equity	$ 508,548	$ 501,785	$ 458,648	$ 488,795	$ 450,379
Less: average goodwill and other intangible assets	162,790	163,615	143,942	158,115	144,696
Average tangible stockholders' equity	$ 345,758	$ 338,170	$ 314,706	$ 330,680	$ 305,683
Return on Average Stockholders' Equity Ratio:					
Annualized net income	$ 55,135	$ 50,485	$ 35,710	$ 46,255	$ 38,471
Average stockholders' equity	$ 508,548	$ 501,785	$ 458,648	$ 488,795	$ 450,379
Return on average stockholders' equity	10.84%	10.06%	7.79%	9.46%	8.54%
Return on Average Tangible Stockholders' Equity Ratio:					
Annualized net income excluding amortization of other intangible assets	$ 57,833	$ 53,187	$ 38,063	$ 48,892	$ 40,756
Average tangible stockholders' equity	$ 345,758	$ 338,170	$ 314,706	$ 330,680	$ 305,683
Return on average tangible stockholders' equity	16.73%	15.73%	12.09%	14.79%	13.33%

(a) Tax effect is calculated using a 21% federal statutory corporate income tax rate for the 2018 periods and a 35% federal statutory corporate income tax rate for the 2017 periods.

END OF RELEASE